Filed by Swift Transportation Co., Inc.
                                                     Commission File No. 0-18605

                       Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                            Subject Company: M.S. Carriers, Inc.
                                                     Commission File No. 0-14781

                                                            Date: March 13, 2000

                         SWIFT TRANSPORTATION CO., INC.
                      ANNOUNCES FIRST QUARTER EXPECTATIONS


Phoenix,  AZ - March 13, 2001 -- Swift  Transportation  Co.,  Inc.  (NASDAQ-NMS:
SWFT) announced that it anticipates earnings for the quarter ended March 31, 2001 will be at least $0.10 less than the mean estimate of the eleven analysts currently following the Company, which Swift believes to be $0.12 per share.

Jerry  Moyes,  Chairman  and  Chief  Executive  Officer,  said,  "As  previously announced in February, we expected Swift's financial results for the first quarter to fall short of published analysts' expectations and we are experiencing perhaps the weakest first quarter freight demand since Swift became a public company in 1990. We saw a drop in the volume of shipments originating from the west coast in January and February and this trend is continuing in March. This situation, coupled with a reduced freight volume from the southeastern states, has created this earnings shortfall.

On a positive note, we continue to see improvements in driver retention and recruitment and have experienced a moderation in fuel prices, which had reached record highs in the last half of 2000. We are also moving ahead with the process of completing our merger with M.S. Carriers and expect to close in the second quarter. We are pleased with the synergies being identified. For example, we estimate a $400,000 annual savings on the forty fastest moving repair parts. Also, we expect the conversion of the M.S. Carriers fleet to the Swift ratio of 80% bulk fueling will reduce their annual fuel cost by approximately $2.5 million. Finally, we believe we can accelerate our integration plan so that our operations will be combined by the first quarter of 2002."

Swift is the holding company for Swift Transportation Co., Inc., a truckload carrier headquartered in Phoenix, Arizona. Swift is the third largest publicly held national truckload carrier in the United States with regional operations throughout the continental United States.

This news release contains statements that may constitute forward-looking statements, usually identified by words such as "anticipates," "believes," "estimates," "projects," "expects" or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements concerning Swift's projected earnings and financial performance, recent trends in freight demand, Swift's ability to recruit and train qualified drivers, anticipated fuel prices, the proposed acquisition of M.S. Carriers, expected synergies and forecasts regarding the integration of M.S. Carriers' operations with Swift's, and other information. Such statements are based upon the current beliefs and expectations of Swift's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. As to Swift's business and financial performance generally, the following factors, among others, could cause actual results to differ materially from those in forward-looking statements: excess capacity in the trucking industry; significant increases or rapid fluctuations in fuel prices, interest rates, fuel taxes, tolls, license and registration fees, insurance premiums and driver compensation, to the extent not offset by increases in freight rates or fuel surcharges; difficulty in attracting and retaining qualified drivers and owner operators, especially in light of the current shortage of qualified drivers and owner operators; recessionary economic cycles and downturns in customers' business cycles, particularly in market segments and industries (such as retail and manufacturing) in which Swift has a significant concentration of customers; seasonal factors such as harsh weather conditions that increase operating costs; increases in driver compensation to the extent not offset by increases in freight rates; the inability of Swift to continue to secure acceptable financing arrangements; the ability of Swift to continue to identify and combine acquisition candidates that will result in successful combinations; an unanticipated increase in the number of claims for which Swift is self insured; competition from trucking, rail and intermodal competitors; and a significant reduction in or termination of Swift's trucking services by a key customer. With respect to the proposed acquisition of M.S. Carriers, these risks and uncertainties include: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Swift's and M.S. Carriers' stockholders to approve the merger; the risk that the businesses will not be integrated successfully or that integration costs will exceed our estimates; the risk that the revenue and other synergies and cost savings from the merger may not be fully realized or may take longer to realize than expected; fluctuating stock market levels; the difficulty the stock market may have in valuing the business model of the combined company; and disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers.

A discussion of these and other factors that could cause Swift's results to differ materially from those described in the forward-looking statements can be found in the most recent Annual Reports on Forms 10-K of Swift and M.S. Carriers, filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (http://www.sec.gov). Swift undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Further, nothing herein shall constitute adoption or approval of any analyst report regarding Swift, nor any undertaking to update or comment upon analysts' expectations in the future.

The proposed merger with M.S. Carriers will be submitted to Swift's and M.S. Carriers' stockholders for their consideration. Swift will file a registration statement on Form S-4 that will include a joint proxy statement/prospectus. Stockholders should read the joint proxy statement/prospectus regarding the proposed transaction that will be filed with the SEC and mailed to stockholders. The joint proxy statement/prospectus will contain important information that stockholders should consider. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Swift and M.S. Carriers, without charge, at the SEC's internet
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site  (http://www.sec.gov).  Copies of the joint proxy  statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to: Swift Transportation Co., Inc., 2200 South 75th Avenue, Phoenix, AZ 85043, Attention: Chief Financial Officer (602-269-9700).

Swift and M.S. Carriers and certain other persons named below may be deemed to be participants in the solicitation of proxies of Swift's and M.S. Carriers' stockholders to approve the transaction. The participants in this solicitation may include the directors and executive officers of Swift and M.S. Carriers. A detailed list of the names and interests of Swift's directors and officers is contained in Swift's proxy statement for its 2000 annual meeting, and a detailed list of the names and interests of M.S. Carriers' directors and officers is contained in M.S. Carriers' proxy statement for its 2000 annual meeting.

As of the date of this communication, none of the foregoing participants individually beneficially owns in excess of 5% of Swift's common stock, or 5% of M.S. Carriers' common stock, except that Jerry Moyes, CEO of Swift beneficially owns more than 5% of the common stock of Swift and Michael S. Starnes, CEO of M.S. Carriers, beneficially owns more than 5% of the common stock of M.S. Carriers. Certain employees of M.S. Carriers, including participants, may receive accelerated vesting of their stock options in connection with the merger in accordance with their existing stock option agreements. In addition, certain officers of M.S. Carriers, as a condition to the closing of the merger, will enter into employment agreements that will become effective upon completion of the merger. A description of the employment agreements will be contained in the joint proxy statement/prospectus.

This press release is being filed with the SEC pursuant to Rule 425 under the Securities Act of 1933.


Contact: Jerry Moyes, President, or Bill Riley, CFO of
         Swift Transportation Co., Inc.
         (602) 269-9700